                                                                                            ----------------------------
                                                                                                     OMB APPROVAL
                                                                                            ----------------------------
                                 UNITED STATES                                               OMB Number:      3235-0058
                       SECURITIES AND EXCHANGE COMMISSION                                    Expires:     June 30, 1991
                             Washington, D.C. 20549                                          Estimated average burden
                                                                                             hours per response ...2.50
                                  FORM 12b-25                                               ----------------------------
                                                                                            ----------------------------
                                                                                                   SEC FILE NUMBER
                                                                                                       0-21436
                          NOTIFICATION OF LATE FILING                                       ----------------------------
                                                                                            ----------------------------
(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X]Form 10-Q  [ ] Form N-SAR             CUSIP NUMBER

                                                                                            ----------------------------

                  For Period Ended: JUNE 30, 1996
                                    -------------------------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ----------------------------

- -------------------------------------------------------------------------------
                     Read Instruction (on back page) Before
                      Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
- -------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


- -------------------------------------------------------------------------------

PART I--REGISTRANT INFORMATION
PRINS RECYCLING CORP.
- -------------------------------------------------------------------------------
Full Name of Registrant


- -------------------------------------------------------------------------------
Former Name if Applicable

150 ST. CHARLES STREET
- -------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

NEWARK, NEW JERSEY 07105
- -------------------------------------------------------------------------------
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          LEE M. FELDMAN, ESQ.                (201)           344-2222 x148
     ---------------------------------   --------------   ----------------------
                  (Name)                   (Area Code)      (Telephone Number)

(2)      Have all other periodic reports required
         under Section 13 or 15(d) of the Securities
         Exchange Act of 1934 or Section 30 of the
         Investment Company Act of 1940 during the
         preceding 12 months (or for such shorter)
         period that the registrant was required to
         file such report(s) been filed? If answer is
         no, identify report(s).
                                                            [X] Yes  [ ] No
- --------------------------------------------------------------------------------

(3)      Is it anticipated that any significant
         change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [ ] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                              PRINS RECYCLING CORP.
 -------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 15, 1996                       By: /s/  FRED L. PRINS
      --------------------------------          --------------------------------
                                                     Fred L. Prins
                                                     President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be flied with the form.


                                   ATTENTION
- --------------------------------------------------------------------------------
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
- --------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

SEC 1344(8-89)                                   (ATTACH EXTRA SHEETS IF NEEDED)

                               PART III. NARRATIVE


     Prins Recycling Corp., a New York corporation ("Prins"), along with nine of its subsidiaries (collectively, the "Debtors"), filed for relief under chapter 11 of title l1 of the United States Code (the "Bankruptcy Code") on July 12, l996. Prins' securities are registered pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"); accordingly, Prins is subject to reporting obligations under sections 13(a) and 15(d) of the Exchange Act and the rules promulgated thereunder. Prior to its chapter 11 filing, Prins complied with its reporting obligations on a timely basis. Prins filed its Form 10-K for the fiscal year ended December 31, 1995, and its Form 10-Q for the quarter ended March 30, 1996. Prins' common stock is traded on The NASDAQ Stock Market

     Prins is filing this Form l2b-25 to notify the Securities and Exchange Commission (the "Commission") that it will not file its Form l0-Q for the quarter ended June 30, 1996 and due August 14, 1996. Prins intends to regularly file under cover of Form 8-K the monthly operating reports Prins is required to submit to the Bankruptcy Court and the Office of the United States Trustee pursuant to section 704(8) of the Bankrupcy Code (each an "Operating Report"; collectively, the "Operating Reports") in lieu of the Forms 10-0 and 10-K (collectively, the "Exchange Act Reports") that would otherwise be filed during the pendency of Prins' bankruptcy case. Prins also intends to file other current reports on Form 8-K as corporate events dictate.

     Pursuant to the Operating Guidelines and Reporting Requirements for Chapter 11 Cases issued by the Office of the United States Trustee, District of New Jersey, Prins must file monthly Operating Reports prepared on an accrual basis, including a profit and loss statement and a balance sheet, each prepared in accordance with generally accepted accounting principles, as well as a statement of cash receipts and disbursements. Prins anticipates that it will file with the Bankruptcy Court its first Operating Report on September 15, l996 and will simultaneously file the same with the Commission. The Operating Reports will then be filed on a monthly basis throughout the pendency of Prins' chapter 11 case. By an order dated July 29, 1996, the Bankruptcy Court approved the retention of Ernst & Young LLP, Prins' pre-bankruptcy auditors, as the Debtors' financial advisors. Ernst & Young LLP will be assisting Prins in the preparation of its Operating Reports.

     On August 26, l996, prior to the filing of its first Operating Report, Prins will be filing a complete set of its Schedules of Assets and Liabilities, Schedule of Executory Contracts and Unexpired Leases and Statement of Financial Affairs (collectively, the "Schedules") pursuant to Rule 1007(b) (1) of the Federal Rules of Bankruptcy Procedure.

     It is presently not feasible for Prins to devote sufficient resources to produce the Exchange Act Reports in addition to its current activities. Prins' accounting staff is currently strained in their efforts to timely prepare all of the ten Debtors' Schedules and the Operating Report due to be filed soon thereafter, as well as handling the Debtors' day-to-day business operations and its restructuring efforts.

     Although Prins is not able to prepare the Exchange Act Reports, almost all of the financial information required in the Exchange Act Reports will be made available to Prins' shareholders in the Operating Reports, Schedules and other publicly filed bankruptcy related documents. The Operating Reports, together with the treatment and disposition of Prins' assets that is being performed as a matter of public record in its bankruptcy case, should provide as complete a description of Prins' financial situation as can practically be provided in the present circumstances.